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                                                                  EXHIBIT 20.1


                AXYS PHARMACEUTICALS DISCUSSES THIRD QUARTER 2000
                   RESEARCH OUTLOOK AND YEAR-END 2000 EARNINGS

SOUTH SAN FRANCISCO, CA -- NOVEMBER 3, 2000 - To ensure full dissemination of comments made by the Company during its third quarter 2000 conference call, Axys Pharmaceuticals, Inc. (Nasdaq: AXPH) provided updated information on its research and development programs and commented upon current Street expectations for year-end earnings.

 ... Phase II Program in Ulcerative Colitis

Chairman and Chief Executive Officer John Walker indicated that its Phase II clinical program to evaluate tryptase inhibitor APC-2059 was fully accrued, and that an analysis of the data from the trial would be evaluated by mid-December. Walker added that the data would be presented to Axys' external Gastroenterology Advisory Board before it would be made public, commenting that if the results corroborate the interim data, a registration study could be anticipated in 2001.

 ...Research Update: Merck and Aventis Programs

In response to a specific question on partnered programs, Michael Venuti, Ph.D., Senior Vice President, Research and Preclinical Development, and Chief Technical Officer, indicated that both the Merck Cathepsin K and the Aventis Cathepsin S programs were moving toward the nomination of IND candidates in the nest several months. He said that the Company's orally available protease inhibitors for osteoporosis and asthma, respectively, were on track in safety, pharmacology, dose-ranging and toxicology studies to meet that goal.

 ...Year-end Earnings Estimates

In addition, Walker is providing guidance to the Street and projecting a loss of $0.12 - $0.18 on a per share basis, for the full year 2000, as compared to the published Street estimates of a loss of $0.77 - $0.93 primarily due to expense reductions related to Axys' focus on cancer as well as the gain on the sale of its affiliated business, Axys Advanced Technologies to Discovery Partners International, Inc.(Nasdaq: DPII).
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 ...Webcast and Teleconference Replay

Axys said that its teleconference will be replayed for 72 hours following the call by dialing:


         1-800-633-8284 within the United States
         1-858-812-6440 international
         Access Code: 16781150

Additionally, the teleconference will be archived on V-call, which is accessible from the Axys website at www.axyspharm.com or directly at wwwvcall.com for seven days.

Axys Pharmaceuticals, Inc. is an integrated small molecule drug discovery and development company. Axys has a broad pipeline of products for chronic therapeutic applications that are partnered with world-class pharmaceutical companies and a proprietary product portfolio in oncology. Axys is also building shareholder value through affiliated businesses that leverage the Axys technologies in order to provide capital for Axys' drug discovery and development programs. In addition to the minority interest in DPII resulting from the AAT-DPII merger, Axys' technology leveraging businesses are: PPGx, a majority-owned pharmacogenomics company, and Akkadix Corporation, an agricultural biotechnology company.



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Except for the historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties which could cause Axys' actual results to differ materially from those discussed here, including the risks inherent in early stage development and the reliance on the efforts of collaborative partners, the risk that preclinical studies will not be concluded as quickly as planned or will not be successfully concluded, the risk that Axys collaborations will not be successful, the risk that clinical trials will not proceed as anticipated or may not be successful, the risk that Axys will not be successful in entering into new collaborations, market risk associated with Axys' substantial ownership interest in DPII, competition and marketing risk, and general economic conditions that may affect Axys' actual results and developments. Additional factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "What Factors Could Cause Our Results to Differ Significantly from Those You Might Expect?" and "What Other Matters Should Stockholders Consider with Respect to Axys?" in the Axys' SEC Reports, including Axys' report on Form 10-K for the fiscal year ended December 31, 1999.

For more information about Axys Pharmaceuticals, Inc., please visit the company's website at http://www.axyspharm.com.

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